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                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                        (Amendment No.              )*
                                      --------------

                                Selfcare, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.001 per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  00081631R1
        ---------------------------------------------------------------
                                (CUSIP Number)

                               Thomas J. Murphy
                                 Enviromed plc
                        5th Floor North, Mercury House
                               195 Knightsbridge
                                London SW7 1YE
                            tel: (+44 171) 838-1002
- --------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                August 28, 1996
       -----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box        [_]

Check the following box if a fee is being paid with the statement.   [X]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Schedule 13D

- ----------------------------                            ------------------------
 CUSIP No. 00081631R1                                    Page  2  of   11  Pages
                                                             -----   ------
- ----------------------------                            ------------------------

- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Eastcourt Limited

- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                       (b) [X]

- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF

- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                     [_]

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    England

- --------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

                      0
 NUMBER OF
                  --------------------------------------------------------------
  SHARES           8  SHARED VOTING POWER

BENEFICIALLY          389,311

  OWNED BY        --------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER
   EACH
                      0
 REPORTING
                  --------------------------------------------------------------
  PERSON          10  SHARED DISPOSITIVE POWER

   WITH               389,311

- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    389,311
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.9%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 Schedule 13D

- ---------------------------                           --------------------------
 CUSIP No. 00081631R1                                  Page   3  of  11  Pages
                                                            -----  ------
- ---------------------------                           --------------------------

Item 1.      Security and Issuer

       This statement relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Selfcare, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 200 Prospect Street, Waltham, Massachusetts, 02154.

Item 2.      Identity and Background

       This statement is being filed on behalf of Eastcourt Limited ("Eastcourt"). In addition, pursuant to Instruction C, information is provided herein with respect to Enviromed plc ("Enviromed"), which may be deemed to control Eastcourt, and the directors and executive officers of Eastcourt and Enviromed.

       In addition, Trinity Biotech plc ("Trinity") and Trinity's wholly-owned subsidiary, Flambelle Limited, may be deemed to share control of Eastcourt with Enviromed. Therefore, certain information has been included herein with respect to Trinity and Flambelle. All information included herein with respect to Trinity and Flambelle is based on Eastcourt's current information and belief. Trinity and Flambelle have advised Eastcourt that they will be filing a separate
Schedule 13D (the "Trinity 13D") on or about the date hereof which should be consulted for further information.

       Enviromed has advised Eastcourt that, if required, Enviromed will File a
Schedule 13G with respect to Enviromed's interest in the Shares.

       (1)  Eastcourt Limited

       Eastcourt is incorporated in England and Wales (registered no. 3234996). Eastcourt's principal business is the holding of Shares of the Company, and the address of its principal office and business is:

                   Chichester House
                   278-282 High Holborn
                   London WC1V 7HA.

       Eastcourt Limited has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state (or any foreign) securities laws or finding any violations with respect to such laws.

       Attached as Schedule A and incorporated by reference herein is a table setting forth the name, business address, present principal occupation and employer, and citizenship of each person who is a director or executive officer of Eastcourt. None of the persons listed on Schedule A has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities

                                 Schedule 13D

- ------------------------                                ------------------------
 CUSIP No. 00081631R1                                    Page  4  of  11  Pages
                                                             -----  ------
- ------------------------                                ------------------------

       subject to, U.S. federal or state (or any foreign) securities laws or finding any violations with respect to such laws.

       The outstanding shares of Eastcourt are owned in equal proportions by Enviromed and Flambelle.

       (2)  Enviromed plc

       Enviromed is incorporated in England and Wales (registered no. 2815159). Its principal business is to develop, manufacture and market technologically advanced chemical and biochemical monitoring and diagnostic products and to develop, manufacture and market enzymes and biochemicals. The address of Enviromed's principal office and business is:

                   5th Floor North, Mercury House
                   195 Knightsbridge
                   London SW7 1YE
                   England.

       Enviromed has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

       Attached as Schedule B and incorporated by reference herein is a table setting forth the name, business address, present principal occupation and employer, and citizenship of each person who is a director or executive officer of Enviromed. None of the persons listed on Schedule B has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state (or any foreign) securities laws or finding any violations with respect to such laws.


       (3)  Trinity Biotech plc

       Trinity is incorporated in the Republic of Ireland. Its principal business is to acquire, develop and market diagnostic tests for the detection of infectious diseases and medical conditions. The address of Trinity's principal office and business is:

                                 Schedule 13D

- --------------------------                              ------------------------
 CUSIP No. 00081631R1                                    Page  5  of  11  Pages
                                                             -----  ------
- --------------------------                              ------------------------

                   Three Rock Road
                   Sandyford
                   Industrial Estate
                   Dublin 18
                   Republic of Ireland.

       For additional information regarding Trinity and its wholly-owned subsidiary Flambelle, see the Trinity 13D.

       (4)  Flambelle Limited

       Flambelle is incorporated in the Republic of Ireland. Its principal business is to hold Shares of the Company and shares of Eastcourt. The address of Flambelle's principal office and business is:

                   15/16 Fitzwilliam Place
                   Dublin 2
                   Republic of Ireland

       Flambelle is a wholly-owned subsidiary of Trinity. For additional information regarding Flambelle and Trinity, see the Trinity 13D.

Item 3.    Source and Amount of Funds or Other Consideration

       Eastcourt purchased the 389,311 Shares reported hereon (the "Eastcourt Selfcare Shares") on August 28, 1996 from Enviromed in a private transaction outside of the United States for an aggregate purchase price of (Pounds)500,000. Eastcourt secured an interest free loan of (Pounds)500,000 from Flambelle to fund the purchase (the "Flambelle Loan"). The loan is due and payable upon the earlier of (a) the termination of the "Agreement" or (b) the exercise of the "Enviromed Call Option" (as such terms are defined below).

Item 4.    Purpose of Transaction

       Eastcourt has purchased the Eastcourt Selfcare Shares for investment. Eastcourt may (subject to the arrangements with Enviromed and Flambelle described herein) dispose of some or all of such Shares at such time as it sees fit, depending on, among other things, the status of a dispute with the Company regarding the ownership of such Shares, the ability of Eastcourt to sell its Shares under Rule 144 or pursuant to other exemptions under the Securities Act of 1933, price and general market conditions.

                                 Schedule 13D

- ---------------------------                             ------------------------
 CUSIP No. 00081631R1                                    Page  6  of  11  Pages
                                                             -----  ------
- ---------------------------                             ------------------------

       Except as set forth above, neither Eastcourt nor Enviromed (nor, to the knowledge of Eastcourt, any of the persons listed on Schedules A or B) has any plans or proposals to take any action which relates to or may result in any of the items referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

       As of the date hereof, Eastcourt beneficially owns the 389,311
Eastcourt Selfcare Shares, representing approximately 5.9% of the outstanding Shares of the Company. Pursuant to the arrangements described in Item 6, Eastcourt may be deemed to share the power to vote and dispose of the Eastcourt Selfcare Shares with Enviromed, Flambelle and Trinity. Except as described in this Item 5 and in Items 3 and 6, Eastcourt has not engaged in any transactions in the Shares in the last 60 days.

       As of the date hereof, Enviromed may be deemed to beneficially own 778,622 Shares, representing approximately 11.8% of the outstanding Shares of the Company. Enviromed originally acquired such 778,622 Shares in two transactions in 1994. As mentioned in Item 3, on August 28, 1996, Enviromed sold the Eastcourt Selfcare Shares to Eastcourt in a private transaction outside of the United States at a price of (Pounds)1.28 per Share. In addition, on such date, Enviromed sold the remaining 389,311 of its Shares (the "Flambelle Selfcare Shares") to Flambelle in a private transaction outside of the United States at a price of (Pounds)1.28 per Share. As discussed under Item 6, Enviromed retains certain voting rights with respect to the Flambelle Shares. Such rights are not currently exercisable because to date no resolutions regarding the subject matter of these voting rights have been proposed.

       Notwithstanding the sales described in the preceding paragraph, Enviromed may be deemed to continue to beneficially own the 778,622 Shares. In particular, pursuant to the arrangements described in Item 6, Enviromed may be deemed to share (a) the power to vote the Flambelle Selfcare Shares with Trinity and Flambelle and (b) the power to vote and dispose of the Eastcourt Selfcare Shares with Eastcourt, Flambelle and Trinity. Except as set forth in this Item 5 and in Items 3 and 6, Enviromed has not engaged in any transactions in the Shares in the last 60 days.

       To Eastcourt's knowledge, none of the persons listed on Schedules A and B beneficially own any Shares or have engaged in any transactions in the Shares in the last 60 days, except for Mr. Ronan O'Caoimh who beneficially owns 4,000 Shares which he acquired in August 1996 at a price of $8.50 per Share.

       Until such time as one of the Options (as defined below) is exercised, Trinity and/or Flambelle will share (with Eastcourt and Enviromed) the right to receive or the power to direct the receipt of dividends or the proceeds of the sale of the Eastcourt Selfcare Shares. In addition, Trinity and/or Flambelle may share the right to receive or the power to direct the receipt of dividends or the proceeds of the sale of the Flambelle Selfcare Shares. Neither Eastcourt nor Enviromed have the right to receive or the power to direct the reciept of dividends or the proceeds of the sale of the Flambelle Selfcare Shares.

       All statements contained herein regarding percentages of the outstanding Shares are based on the amount of Shares outstanding shown in the Company's recent Registration Statement on Form SB-2

                                 Schedule 13D

- -------------------------                               ------------------------
 CUSIP No. 00081631R1                                    Page  7  of  11  Pages
                                                             -----  ------
- -------------------------                               ------------------------

(SEC Registration No. 333-4830 NY, declared effective on August 5, 1996).
For purposes hereof, it has been assumed that the underwriters over-allotment option described therein was not exercised.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       On August 28, 1996, Enviromed, Eastcourt, Trinity and Flambelle entered into an Agreement Relating to Shares in Selfcare, Inc. (the "Agreement"), pursuant to which Enviromed sold (a) the Eastcourt Selfcare Shares to Eastcourt and (b) the Flambelle Selfcare Shares to Flambelle.

       Pursuant to Section 4.1 of the Agreement, each of Enviromed and Flambelle has the right to appoint one person to Eastcourt's two-person board of directors. As a result, the consent of both of Enviromed and Flambelle is required before Eastcourt can dispose of any of the Eastcourt Selfcare Shares.

       Pursuant to Clause 4.2 of the Agreement, Trinity and Flambelle have the power to direct the voting of the Eastcourt Selfcare Shares; provided, however, that Enviromed shall be able to direct the voting of the Eastcourt Selfcare Shares in certain limited circumstances. In particular, Enviromed may direct the voting of the Eastcourt Selfcare Shares in relation to resolutions of the shareholders of the Company which relate to or may affect the "Enviromed Share Rights" (defined in Clause 1.1 of the Agreement to include Enviromed's rights of ownership in the Shares sold pursuant to the Agreement, and all related rights) or Enviromed (other than by reason of its interest in the Shares sold pursuant to the Agreement).

       Pursuant to the Agreement, Flambelle and Enviromed granted each other certain options (the "Options") with respect to their shares in Eastcourt, as follows:

            . Pursuant to Clause 5.1, Flambelle granted Enviromed a call option (the "Enviromed Call Option") to purchase Flambelle's 50% of the outstanding shares of Eastcourt. The exercise price for the Enviromed Call Option is (Pounds)50, provided that, within 60 days of the purchase, Enviromed must also procure that Eastcourt repays the Trinity Loan.

            . Pursuant to Clause 6.1, Flambelle granted Enviromed a put option (the "Enviromed Put Option") entitling Enviromed to require Flambelle to purchase Enviromed's 50% of the outstanding shares of Eastcourt for a purchase price of (Pounds)50.

            . Pursuant to Clause 6.5, Enviromed granted Flambelle a call option (the "Flambelle Call Option") to purchase Enviromed's 50% of the outstanding shares of Eastcourt. The Flambelle Call Option does not become exercisable unless and until both the Enviromed Call Option and the Enviromed Put Option have expired unexercised. The exercise price for the Flambelle Call Option is (Pounds)50.

       Pursuant to Clause 7.3 (among others) of the Agreement, the parties agreed to cooperate in connection with certain existing and potential litigation with the Company regarding the Enviromed Share Rights.

                                 Schedule 13D

- --------------------------                              ------------------------
 CUSIP No. 00081631R1                                    Page  8  of  11  Pages
                                                             -----  ------
- --------------------------                              ------------------------

       Pursuant to Clause 7.9 of the Agreement, Enviromed may direct the voting of the Flambelle Selfcare Shares under the limited circumstances in which it is entitled to direct the voting of the Eastcourt Selfcare Shares.

Item 7.     Material to Be Filed as Exhibits

       (1)  The Agreement

                                 Schedule 13D

- ---------------------------                             ------------------------
 CUSIP No. 00081631R1                                    Page  9  of  11  Pages
                                                             -----  ------
- ---------------------------                             ------------------------

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 1996                                  EASTCOURT LIMITED

                                                          /s/ Malcolm Johnston
                                                   ----------------------------
                                                   Signature

                                                              Malcolm Johnston
                                                   ----------------------------
                                                   Name

                                                              Company Secretary
                                                   ----------------------------
                                                   Title

                                 Schedule 13D

- -----------------------------                         --------------------------
 CUSIP No. 00081631R1                                  Page  10  of  11  Pages
                                                           ------  ------
- -----------------------------                         --------------------------

                                   SCHEDULE A


             DIRECTORS AND EXECUTIVE OFFICERS OF EASTCOURT LIMITED


                                    PRINCIPAL OCCUPATION
                                    AND NAME AND ADDRESS       BUSINESS ADDRESS
NAME                 CITIZENSHIP    OF EMPLOYER                (if Different)

Thomas J. Murphy,    U.S.A.         Managing Director,         same
Director                            Enviromed plc
                                    5th Floor North,
                                    Mercury House
                                    195 Knightsbridge
                                    London SW7 1YE
                                    England


Ronan O'Caoimh,      Irish          Chief Executive Officer,   same
Director                            Trinity Biotech plc
                                    Three Rock Road
                                    Sandyford
                                    Industrial Estate
                                    Dublin 18
                                    Republic of Ireland


Malcolm Johnston,    United         Group Company Secretary,   same
Company Secretary    Kingdom        Enviromed plc
                                    5th Floor North,
                                    Mercury House
                                    195 Knightsbridge
                                    London SW7 1YE
                                    England

                                 Schedule 13D

- ---------------------------                      -----------------------------
 CUSIP No. 00081631R1                             Page   11   of   11   Pages
                                                       ------    ------
- ---------------------------                      -----------------------------

                                  SCHEDULE B

               DIRECTORS AND EXECUTIVE OFFICERS OF ENVIROMED PLC

                                    PRINCIPAL OCCUPATION
                                    AND NAME AND ADDRESS       BUSINESS ADDRESS
NAME                 CITIZENSHIP    OF EMPLOYER                (if Different)
Sir Geoffrey Allen,  United         Consultant,                same
Chairman             Kingdom        Kobe Steel Limited
                                    Alton House
                                    174-177 High Holborn
                                    London  WC1V 7AA


Thomas J. Murphy,    U.S.A.         Managing Director,         same
Managing Director                   Enviromed plc
                                    5th Floor North,
                                    Mercury House
                                    195 Knightsbridge
                                    London SW7 1YE
                                    England


Sir Oliver Wright,   United         Retired Diplomat,          same
Non-Executive        Kingdom        Burstow Hall
Director                            Antlands Lane
                                    Shipley Bridge
                                    Horley, Surrey
                                    England


Malcolm Johnston,    United         Group Company Secretary,   same
Group Company        Kingdom        Enviromed plc
Secretary                           5th Floor North,
                                    Mercury House
                                    195 Knightsbridge
                                    London SW7 1YE
                                    England


Colin Anderson,      United         Financial Controller,      same
Financial            Kingdom        Enviromed plc
Controller                          5th Floor North,
                                    Mercury House
                                    195 Knightsbridge
                                    London SW7 1YE
                                    England